Financial
CONTENT

400 Oyster Point Blvd., Suite 435
South San Francisco, CA 94080
Telephone: 650.837.9850
Facsimile:  650.745.2677
www.financialcontent.com



December 22, 2005

Securities and Exchange Commission                   BY FACSIMILE
Division of Corporate Finance                        TOTAL NO. OF PAGES: 10
Washington, D.C. 20549                               FAX NO.: 1-202-772-9205
Attn: Robert Carroll                                 CONFIRMATION BY EDGAR

         Re:      FinancialContent, Inc.
                  Form 10KSB for Fiscal Year Ended June 30, 2005
                  Filed October 4, 2005

Dear Mr. Carroll:

I write to respond to your comments in your letter dated November 22, 2005 in regards to the abovereferenced matter.

Item 1.  Explanation re change of amortization of CNET contracts:

Under the Asset Purchase Agreement between FinancialContent, Inc. and CNET Networks, Inc. dated July 18, 2005, we acquired the rights to CNET's Private Wire client contracts. In negotiating the purchase of these contracts, CNET disclosed the revenues attributable to each contract, the terms of each contract, and which contracts required the clients consent for assignment. CNET did not, however, disclose the specific names of the clients.

When determining the appropriate useful life of these contracts, we asked ourselves three questions: (1) do we intend and have the ability to renew or extend the contracts?; (2) are there substantial costs associated with the renewal?; and (3) will we make material modifications to the existing contract terms and conditions?

Generally speaking, the initial terms of the contracts we were acquiring had expired and were terminable at-will by the client. Other contracts would require the client approve the assignment of the contract from CNET to us. Prior to closing the transaction with CNET, we had not contacted any of CNET's clients. We were confident, however, in our ability to convert these clients, and assumed we would convert up to 50% of the CNET clients to our service.

Based on these assumptions, we placed an estimated useful life on these intangibles at 3 years. However, the retention rate of these contracts far exceeded our expectations as we have retained approximately 75% of these clients. Accordingly, in asking ourselves the same set of questions as we initially did, we determined that the actual useful life of these contracts should be restated to 5 years.

Item 2. Proposed language re liquidity and capital resources:

         To date, we have financed our operations primarily through the revenues earned by FinancialContent Services and equity and debt financing. As of June 30, 2005, we had approximately $17,142 of cash, cash equivalents and short-term investments, and working capital deficit of $598,862. The working capital deficit increased by $356,068 (146.7%) from the previous fiscal year as a result of the Company borrowing $218,100 from a related party and an increase in management fees of $88,708.

         Net cash used in operating activities was ($168,332) for the year ended June 30, 2005 compared to ($794,233) for the year ended June 30, 2004. Net loss for the year ended June 30, 2005 was $915,952 compared to $1,673,726 for the same period ended 2004. The decreased loss in net cash used in operating activities of operating losses of $625,901 (78.8%) is primarily the result of using the cash proceeds from the sale of our preferred stock to pay our liabilities during the year ended June 30, 2004 to reduce accounts payable by $81,639, payroll tax liabilities by $218,102, accrued liabilities and expenses by $88,932, and accrued interest by $86,440.

         Net cash used in investing activities decreased from $237,469 in 2004 to $27,719, a decrease of $209,750 (88.3%). For the year ended June 30, 2005 we purchased equipment totaling $27,719. For the year ended June 30, 2004, our investing activities consisted of the following: $175,000 in cash to CNet, Inc., for purchasing certain contracts, and $62,469 for purchase of new equipment. The acquisition of the Cnet contracts were considered to be a key for our future growth. The acquisition of these contracts has increased our overall revenue significantly.

         For the year ended June 30, 2004, we generated net cash provided by financing activities of $1,034,475. For the year ended June 30, 2005, we generated net cash provided by financing activities of $199,487. Financing activities for the period ended 2005 were primarily a result of advances from related parties. We generated cash for the period ended 2004 primarily through the sale of our series B and C convertible preferred stock.

         Over the next twelve months, management is of the opinion that sufficient working capital will be obtained from operations and external financing to meet our operating needs. The following is a discussion of future cash requirements.

         Based on annualized first quarter 2005-06 results with organic growth projected at 30%, we project the following income and expenses over the next 12 months:

Operating Revenue                                   2,192,871

Cost of Sales                                       367,885
                                                    -------------
Gross Operating Profit                              1,824,986

Selling, General & Administrative Expense           1,351,165

Management Fees                                     120,000

Consultant Expense - Stock Issuance                 201,400

Research & Development Expense                      29,547
                                                    -------------
EBITDA - Op Inc Before Depreciation
                                                    122,874

Depreciation / Amortization                         228,110
                                                    -------------
Operating Profit (Loss) After Depreciation          (105,236)

         Our future capital requirements depend on numerous factors, including continuing and growing market acceptance of the service offered by FinancialContent Services, and the timing and rate of expansion of FinancialContent Services' business. We believe that our expenditures will continue to increase in the foreseeable future relative to the growth of our business. To ensure the viability and growth of our business, however, we will continue to rely upon external financing as we have in the past. If additional funds are raised through the issuance of equity securities or through convertible notes, dilution to existing shareholders will result.

Item 3.  Proposed changes to 8A:

         Controls and Procedures

         Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period ended June 30, 2005, (the "Evaluation Date"). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the period ended in this report.

         Limitations on the Effectiveness of Internal Controls

         Disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entity's disclosure objectives. The likelihood of achieving such objectives is affected by limitations inherent in disclosure controls and procedures. These include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures such as simple errors or mistakes or intentional circumvention of the established process.

         There were no changes in the Company's internal controls over financial reporting, known to the Chief Executive Officer or the Chief Financial Officer that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 4.  Clarification to Consolidated Statement of Operations:

                                                                             2005            2004
                                                                          -----------    -----------
Revenues:
      Net revenues                                                        $ 1,275,899    $   985,335
      Costs of revenues (depreciation is excluded from cost of sales)        (279,259)      (135,018)
                                                                          -----------    -----------
                                                                              996,640        850,317
                                                                          -----------    -----------

Operating Expenses:
      Business development                                                     24,355          7,673
      General and administrative                                            1,677,036      2,106,584
      Amortization and depreciation                                           213,380        330,803
                                                                          -----------    -----------
         Total Operating Expenses                                           1,914,771      2,445,060
                                                                          -----------    -----------

         Loss from Operations                                                (918,131)    (1,594,743)
                                                                          -----------    -----------

Other Income (Expense):
      Gain (loss) on investment                                                    96         (9,465)
      Settlement of investment agreement                                         --         (146,000)
      Other income                                                             60,174         54,165
      Interest expense                                                         (6,948)       (72,061)
                                                                          -----------    -----------

         Total Other Income(Expense)                                           53,322       (173,361)
                                                                          -----------    -----------

      Net loss before taxes                                                  (864,809)    (1,768,104)

         Provision for income tax                                              (1,600)        (1,600)
                                                                          -----------    -----------

      Net loss from continuing operations                                    (866,409)    (1,769,704)
                                                                          -----------    -----------

         Gain on extinguishment of net liabilities of discontinued
             operations, net of taxes of $0                                      --          133,478
                                                                          -----------    -----------

      Net loss                                                               (866,409)    (1,636,226)

         Preferred stock dividend                                             (49,543)       (37,500)
                                                                          -----------    -----------

             Net loss attributable to common stockholders                    (915,952)    (1,673,726)
                                                                          -----------    -----------

Other comprehensive income:
      Unrealized gain/(loss) on securities                                     (2,619)           280
                                                                          -----------    -----------

Comprehensive Loss                                                        $  (918,571)   $(1,673,446)
                                                                          ===========    ===========


Net loss per share from continuing operations (basic and diluted)               (0.09)         (0.21)
Net earnings per share from discontinued operations (basic and diluted)          --             0.02
                                                                          -----------    -----------
Total loss per share (basic and diluted)                                  $     (0.09)   $     (0.19)
                                                                          ===========    ===========

Shares used in per share calculation (basic and diluted)                    9,817,254      8,895,084
                                                                          ===========    ===========

Item 5.  Proposed language re explanation of revenue recognition:

         G.       Revenue Recognition

         The Company's primary source of revenues is through providing access to financial data (e.g., stock quotes) to other Internet properties on a monthly subscription basis and customization charges which we recognize upon collection. Fees received are amortized over the term of the service contract on a straight line basis. Fees received prior to the delivery of service are recorded as deferred revenue which the Company will then record as revenue when the content is delivered to the customer.

 Item 6.  Explanation re Foreign Currency and International Operations

We currently have no foreign exchange activity. The $117,509 entry for discontinued operations on our consolidated balance sheet is what we believe to be the fair ultimate settlement value of any outstanding claims from said operations. Additionally, any amount in the translation adjustment of equity upon ceasing foreign operations is not material to ongoing operations or balance sheet as a whole.

Item 7.  Explanation re Barter Transactions

In accounting for our barter transactions we relied upon APB Opinion No. 29, "Accounting for Nonmonetary Transactions," which is based on the principle that exchanges of nonmonetary assets should be measured based on fair value of the assets given up or received, whichever is more clearly evident. We base our barter transactions on the market value of the services we given up in the barter exchange.

Attached hereto are the journal entries related to our bartered transactions.

Item 8.  Proposed revised presentation re Stock Option Plan

Stock Option Plan  (Section 4 of Footnotes)

                                                             2005
                                                         ------------
Net Loss:
  As reported                                            $   (939,956)
  Pro Forma                                              $ (1,261,956)

Basic & diluted loss per common share
  As reported

  Continuing operations (basic & diluted)                $      (0.10)

  Discontinued operations (basic & diluted)                      --
                                                         ------------
  Total                                                             $
                                                                (0.10)
                                                         ============

Pro forma

  Continuing operations (basic & diluted)                $      (0.12)

  Discontinued operations (basic & diluted)                      --
                                                         ------------
  Total                                                  $      (0.12)
                                                         ============


Shares used in per share calculation (basic & diluted)      9,817,254
Additional shares based on stock option plan                  467,000
                                                         ------------

Total Pro Forma Shares                                     10,284,254

Item 9. Explanation re Preferred Stock Issuances and EITF 98-5, as amended by EITF 00-27:

Each share in all series of our convertible preferred stock is convertible to our common stock on a one-to-one basis. The intrinsic value of each share of convertible common stock is equal to the amount paid by the investor for each share of preferred stock as (i) our convertible preferred stock is convertible to our common stock without contingent or mandatory adjustments to the conversion price or expiration; and (ii) no detachable instruments were issued in conjunction with the sale of the Company's preferred stock. Essentially, our preferred stock has no beneficial conversion features contemplated under EITF 98-5, as amended.

Please call if you have any questions or wish to discuss this matter further.

Very truly yours,

/s/ Dave Neville
------------------------
Genaral Counsel
FinancialContent, Inc.

12:30 PM                                      Financial Content Services, Inc
12/22/05                                              General Ledger
Accrual Basis                                      As of June 30, 2005

Page 1

Type                  Date       Num       Name                    Memo             Split                  Amount           Balance
----                  ----       ---       ----                    ----             -----                  ------           -------
4010.06 o  Web Site Sales (Services)                                                                                           0.00
General Journal     6/30/2005   Berg J...                          Correctly state..4018.06 o  Adve...      -766.00         -766.00
Total 4010.06 o  Web Site Sales (Services)                                                                  -766.00         -766.00
4018.06 o  Advertising Sales (Barter)                                                                                          0.00
General Journal     7/30/2004   Advert...  iweek                   Customer - Ba... -SPLIT-                 -750.00         -750.00
General Journal     7/30/2004   Advert...  PR Newswire             Customer - Ba... 4018.06 o  Adve...      -750.00       -1,500.00
General Journal     7/30/2004   Advert...  Smarsh-Cantella         Customer - Ba... 4018.06 o  Adve...      -495.00       -1,995.00
General Journal     7/30/2004   Advert...  StockGuru               Customer - Ba... 4018.06 o  Adve...      -500.00       -2,495.00
General Journal     7/30/2004   Advert...  Value Rich              Customer - Ba... 4018.06 o  Adve...    -1,500.00       -3,995.00
General Journal     8/3/2004    Barter     Hispanic Business                        -SPLIT-                 -750.00       -4,745.00
General Journal     8/3/2004    Barter     Lawrence Jrnl                            4018.06 o  Adve...      -750.00       -5,495.00
General Journal     8/3/2004    Barter     News OK                                  4018.06 o  Adve...      -750.00       -6,245.00
General Journal     8/3/2004    Barter     CMP Managing Offs...                     4018.06 o  Adve...      -750.00       -6,995.00
General Journal     8/3/2004    Barter     PR Newswire                              4018.06 o  Adve...      -750.00       -7,745.00
General Journal     8/3/2004    Barter     StockBrokerShop                          4018.06 o  Adve...      -500.00       -8,245.00
General Journal     8/3/2004    Barter     Value Rich                               4018.06 o  Adve...    -1,500.00       -9,745.00
General Journal     8/3/2004    Barter     Street Insider                           4018.06 o  Adve...    -1,000.00      -10,745.00
General Journal     8/3/2004    Barter     MACreport.net                            4018.06 o  Adve...      -750.00      -11,495.00
General Journal     8/3/2004    Barter     SFGate                                   4018.06 o  Adve...    -2,000.00      -13,495.00
General Journal     9/15/2004   Barter     Hispanic Business                        -SPLIT-                 -750.00      -14,245.00
General Journal     9/15/2004   Barter     Lawrence Jrnl                            4018.06 o  Adve...      -750.00      -14,995.00
General Journal     9/15/2004   Barter     News OK                                  4018.06 o  Adve...      -750.00      -15,745.00
General Journal     9/15/2004   Barter     CMP Managing Offs...                     4018.06 o  Adve...      -750.00      -16,495.00
General Journal     9/15/2004   Barter     PR Newswire                              4018.06 o  Adve...      -750.00      -17,245.00
General Journal     9/15/2004   Barter     StockBrokerShop                          4018.06 o  Adve...      -500.00      -17,745.00
General Journal     9/15/2004   Barter     Value Rich                               4018.06 o  Adve...    -1,500.00      -19,245.00
General Journal     9/15/2004   Barter     Street Insider                           4018.06 o  Adve...    -1,000.00      -20,245.00
General Journal     9/15/2004   Barter     MACreport.net                            4018.06 o  Adve...      -750.00      -20,995.00
General Journal     9/15/2004   Barter     SFGate                                   4018.06 o  Adve...    -2,000.00      -22,995.00
General Journal     10/1/2004   Reven...   Hispanic Business       October Adver... -SPLIT-                 -750.00      -23,745.00
General Journal     10/1/2004   Reven...   Lawrence Jrnl           October Adver... 4018.06 o  Adve...      -750.00      -24,495.00
General Journal     10/1/2004   Reven...   News OK                 October Adver... 4018.06 o  Adve...      -750.00      -25,245.00
General Journal     10/1/2004   Reven...   CMP Managing Offs...    October Adver... 4018.06 o  Adve...      -750.00      -25,995.00
General Journal     10/1/2004   Reven...   PR Newswire             October Adver... 4018.06 o  Adve...      -750.00      -26,745.00
General Journal     10/1/2004   Reven...   StockBrokerShop         October Adver... 4018.06 o  Adve...      -500.00      -27,245.00
General Journal     10/1/2004   Reven...   StockGuru               October Adver... 4018.06 o  Adve...    -1,000.00      -28,245.00
General Journal     10/1/2004   Reven...   Value Rich              October Adver... 4018.06 o  Adve...    -1,500.00      -29,745.00
General Journal     10/1/2004   Reven...   Street Insider          October Adver... 4018.06 o  Adve...    -1,000.00      -30,745.00
General Journal     10/1/2004   Reven...   MACreport.net           October Adver... 4018.06 o  Adve...      -750.00      -31,495.00
General Journal     10/1/2004   Reven...   SFGate                  October Adver... 4018.06 o  Adve...    -2,000.00      -33,495.00
General Journal     10/1/2004   Reven...   StockGuru               July 04 -Sept ...6315.06 o  Adve...    -3,000.00      -36,495.00
General Journal     10/1/2004   Reven...   Las Vegas Sun Inc.      October 04       6315.06 o  Adve...      -150.00      -36,645.00
General Journal     11/30/2004  Adv. B...  Hispanic Business       Nov. Revenue     6315.06 o  Adve...      -750.00      -37,395.00
General Journal     11/30/2004  Adv. B...  Lawrence Jrnl           Nov Rev.         6315.06 o  Adve...      -750.00      -38,145.00
General Journal     11/30/2004  Adv. B...  News OK                 Nov. Rev         6315.06 o  Adve...      -750.00      -38,895.00
General Journal     11/30/2004  Adv. B...  CMP Managing Offs...    Nov Rev          6315.06 o  Adve...      -750.00      -39,645.00
General Journal     11/30/2004  Adv. B...  PR Newswire             Nov Rev          6315.06 o  Adve...      -750.00      -40,395.00
General Journal     11/30/2004  Adv. B...  StockBrokerShop         Nov Rev          6315.06 o  Adve...      -500.00      -40,895.00
General Journal     11/30/2004  Adv. B...  StockGuru               Nov Rev          6315.06 o  Adve...    -1,000.00      -41,895.00
General Journal     11/30/2004  Adv. B...  Value Rich              Nov Rev          6315.06 o  Adve...    -1,500.00      -43,395.00
General Journal     11/30/2004  Adv. B...  Street Insider          Nov Rev          6315.06 o  Adve...    -1,000.00      -44,395.00
General Journal     11/30/2004  Adv. B...  MACreport.net           Nov Rev          6315.06 o  Adve...      -750.00      -45,145.00
General Journal     11/30/2004  Adv. B...  SFGate                  Nov Rev          6315.06 o  Adve...    -2,000.00      -47,145.00
General Journal     11/30/2004  Adv. B...  Las Vegas Sun Inc.      Nov Rev          6315.06 o  Adve...      -150.00      -47,295.00
General Journal     12/18/2004  Barter...  Dec 04 Barter ...       -SPLIT-                               -10,650.00      -57,945.00
General Journal     2/28/2005   Barter...  Feb 05 Barter ...       -SPLIT-                               -11,895.00      -69,840.00
General Journal     3/16/2005   Barter...  VOID: Dec 04 ...        -SPLIT-                                     0.00      -69,840.00
General Journal     3/31/2005   Barter...  Mar 05 Barter ...       -SPLIT-                               -11,895.00      -81,735.00
General Journal     4/30/2005   Barter...  Feb 05 Barter ...       -SPLIT-                               -11,895.00      -93,630.00
General Journal     5/31/2005   Barter...  Feb 05 Barter ...       -SPLIT-                               -11,895.00     -105,525.00
General Journal     5/31/2005   Adv. B...  ExpressIR (smallcap...  Advertising Ba...-SPLIT-                 -370.00     -105,895.00
General Journal     5/31/2005   Adv. B...  Sacramento Union        Advertising Ba... 4018.06 o  Adve...     -179.00     -106,074.00
General Journal     6/30/2005   Barter...  Feb 05 Barter ...       -SPLIT-                               -11,395.00     -117,469.00
General Journal     6/30/2005   Barter     ExpressIR (smallcap...  Barter Sales -...-SPLIT-                 -370.00     -117,839.00
General Journal     6/30/2005   Barter     Sacramento Union Barter Sales - ...       4018.06 o  Adve...     -179.00     -118,018.00
General Journal     6/30/2005   Barter     StockBrokerShop Barter  Sales - ...       4018.06 o  Adve...     -166.67     -118,184.67
General Journal     6/30/2005   Berg J...  Correctly state...      -SPLIT-                                    16.00     -118,168.67
Total 4018.06 o  Advertising Sales (Barter)                                                             -118,168.67     -118,168.67

12:30 PM                                              Financial Content Services, Inc
12/22/05                                                      General Ledger
Accrual Basis                                               As of June 30, 2005

Page 2

Type                  Date       Num       Name                    Memo             Split                  Amount           Balance
----                  ----       ---       ----                    ----             -----                  ------           -------
4999 o  Bartering - Advertising                                                                                                0.00
General Journal     1/24/2005   Barter     Hispanic Business       Jan 05            -SPLIT-                -750.00         -750.00
General Journal     1/24/2005   Barter     Lawrence Jrnl           Jan 05            4999 o  Barterin...    -750.00       -1,500.00
General Journal     1/24/2005   Barter     News OK                 Jan 05            4999 o  Barterin...    -750.00       -2,250.00
General Journal     1/24/2005   Barter     CMP Managing Offs...    Jan 05            4999 o  Barterin...    -750.00       -3,000.00
General Journal     1/24/2005   Barter     PR Newswire             Jan 05            4999 o  Barterin...    -750.00       -3,750.00
General Journal     1/24/2005   Barter     StockBrokerShop         Jan 05            4999 o  Barterin...    -500.00       -4,250.00
General Journal     1/24/2005   Barter     StockGuru               Jan 05            4999 o  Barterin...  -1,000.00       -5,250.00
General Journal     1/24/2005   Barter     Value Rich              Jan 05            4999 o  Barterin...  -1,500.00       -6,750.00
General Journal     1/24/2005   Barter     Street Insider          Jan 05            4999 o  Barterin...  -1,000.00       -7,750.00
General Journal     1/24/2005   Barter     SFGate                  Jan 05            4999 o  Barterin...  -2,000.00       -9,750.00
General Journal     1/24/2005   Barter     Las Vegas Sun Inc.      Jan 05            4999 o  Barterin...    -150.00       -9,900.00
General Journal     1/24/2005   Barter     MACreport.net           Jan 05            4999 o  Barterin...  -1,000.00      -10,900.00
General Journal     1/24/2005   Barter     360 Degree Solutions    Jan 05            4999 o  Barterin...    -495.00      -11,395.00
Total 4999 o  Bartering - Advertising                                                                    -11,395.00      -11,395.00

6315.06 o  Advertising                                                                                                         0.00
General Journal     7/30/2004   Advert...  iweek                   Customer - Ba...  4018.06 o  Adve...    3,995.00        3,995.00
General Journal     8/3/2004    Barter     Hispanic Business       Barter            4018.06 o  Adve...    9,500.00       13,495.00
General Journal     9/15/2004   Barter     Hispanic Business       Barter            4018.06 o  Adve...    9,500.00       22,995.00
General Journal     10/1/2004   Reven...   Hispanic Business       October Adver...  4018.06 o  Adve...   10,500.00       33,495.00
General Journal     10/1/2004   Reven...   StockGuru               July 04 - Sept ...4018.06 o  Adve...    3,000.00       36,495.00
General Journal     10/1/2004   Reven...   Las Vegas Sun Inc.      October 04        4018.06 o  Adve...      150.00       36,645.00
General Journal     11/30/2004  Adv. B...  Hispanic Business Nov.  Revenue           4018.06 o  Adve...      750.00       37,395.00
General Journal     11/30/2004  Adv. B...  Lawrence Jrnl           Nov Rev.          4018.06 o  Adve...      750.00       38,145.00
General Journal     11/30/2004  Adv. B...  News OK                 Nov. Rev          4018.06 o  Adve...      750.00       38,895.00
General Journal     11/30/2004  Adv. B...  CMP Managing Offs...    Nov Rev           4018.06 o  Adve...      750.00       39,645.00
General Journal     11/30/2004  Adv. B...  PR Newswire             Nov Rev           4018.06 o  Adve...      750.00       40,395.00
General Journal     11/30/2004  Adv. B...  StockBrokerShop         Nov Rev           4018.06 o  Adve...      500.00       40,895.00
General Journal     11/30/2004  Adv. B...  StockGuru               Nov Rev           4018.06 o  Adve...    1,000.00       41,895.00
General Journal     11/30/2004  Adv. B...  Value Rich              Nov Rev           4018.06 o  Adve...    1,500.00       43,395.00
General Journal     11/30/2004  Adv. B...  Street Insider          Nov Rev           4018.06 o  Adve...    1,000.00       44,395.00
General Journal     11/30/2004  Adv. B...  MACreport.net           Nov Rev           4018.06 o  Adve...      750.00       45,145.00
General Journal     11/30/2004  Adv. B...  SFGate                  Nov Rev           4018.06 o  Adve...    2,000.00       47,145.00
General Journal     11/30/2004  Adv. B...  Las Vegas Sun Inc.      Nov Rev           4018.06 o  Adve...      150.00       47,295.00
General Journal     12/18/2004  Barter...  Hispanic Business       Dec 04 Barter ... 4018.06 o  Adve...      750.00       48,045.00
General Journal     12/18/2004  Barter...  Lawrence Jrnl           Dec 04 Barter ... 4018.06 o  Adve...      750.00       48,795.00
General Journal     12/18/2004  Barter...  News OK                 Dec 04 Barter ... 4018.06 o  Adve...      750.00       49,545.00
General Journal     12/18/2004  Barter...  CMP Managing Offs...    Dec 04 Barter ... 4018.06 o  Adve...      750.00       50,295.00
General Journal     12/18/2004  Barter...  PR Newswire             Dec 04 Barter ... 4018.06 o  Adve...      750.00       51,045.00
General Journal     12/18/2004  Barter...  StockBrokerShop         Dec 04 Barter ... 4018.06 o  Adve...      500.00       51,545.00
General Journal     12/18/2004  Barter...  StockGuru               Dec 04 Barter ... 4018.06 o  Adve...    1,000.00       52,545.00
General Journal     12/18/2004  Barter...  Value Rich              Dec 04 Barter ... 4018.06 o  Adve...    1,500.00       54,045.00
General Journal     12/18/2004  Barter...  Street Insider          Dec 04 Barter ... 4018.06 o  Adve...    1,000.00       55,045.00
General Journal     12/18/2004  Barter...  MACreport.net           Dec 04 Barter ... 4018.06 o  Adve...      750.00       55,795.00
General Journal     12/18/2004  Barter...  SFGate                  Dec 04 Barter ... 4018.06 o  Adve...    2,000.00       57,795.00
General Journal     12/18/2004  Barter...  Las Vegas Sun Inc.      Dec 04 Barter ... 4018.06 o  Adve...      150.00       57,945.00
General Journal     1/24/2005   Barter     Hispanic Business       Jan 05            4999 o  Barterin...  11,395.00       69,340.00
General Journal     2/28/2005   Barter...  Hispanic Business       Feb 05 Barter ... 4018.06 o  Adve...      750.00       70,090.00
General Journal     2/28/2005   Barter...  Lawrence Jrnl           Feb 05 Barter ... 4018.06 o  Adve...      750.00       70,840.00
General Journal     2/28/2005   Barter...  News OK                 Feb 05 Barter ... 4018.06 o  Adve...      750.00       71,590.00
General Journal     2/28/2005   Barter...  CMP Managing Offs...    Feb 05 Barter ... 4018.06 o  Adve...      750.00       72,340.00
General Journal     2/28/2005   Barter...  PR Newswire             Feb 05 Barter ... 4018.06 o  Adve...      750.00       73,090.00
General Journal     2/28/2005   Barter...  StockBrokerShop         Feb 05            4018.06 o  Adve...      500.00       73,590.00
General Journal     2/28/2005   Barter...  StockGuru               Feb 05 Barter ... 4018.06 o  Adve...    1,000.00       74,590.00
General Journal     2/28/2005   Barter...  Value Rich              Feb 05 Barter ... 4018.06 o  Adve...    1,500.00       76,090.00
General Journal     2/28/2005   Barter...  Street Insider          Feb 05 Barter ... 4018.06 o  Adve...    1,500.00       77,590.00
General Journal     2/28/2005   Barter...  MACreport.net           Feb 05 Barter ... 4018.06 o  Adve...    1,000.00       78,590.00
General Journal     2/28/2005   Barter...  SFGate                  Feb 05 Barter ... 4018.06 o  Adve...    2,000.00       80,590.00
General Journal     2/28/2005   Barter...  Las Vegas Sun Inc.      Feb 05 Barter ... 4018.06 o  Adve...      150.00       80,740.00
General Journal     2/28/2005   Barter...  360 Degree Solutions    Feb 05 Barter ... 4018.06 o  Adve...      495.00       81,235.00
General Journal     3/16/2005   Barter...  Hispanic Business       Dec 04 Barter ... 4018.06 o  Adve...        0.00       81,235.00
General Journal     3/16/2005   Barter...  Lawrence Jrnl           Dec 04 Barter ... 4018.06 o  Adve...        0.00       81,235.00
General Journal     3/16/2005   Barter...  News OK                 Dec 04 Barter ... 4018.06 o  Adve...        0.00       81,235.00
General Journal     3/16/2005   Barter...  CMP Managing Offs...    Dec 04 Barter ... 4018.06 o  Adve...        0.00       81,235.00
General Journal     3/16/2005   Barter...  PR Newswire             Dec 04 Barter ... 4018.06 o  Adve...        0.00       81,235.00
General Journal     3/16/2005   Barter...  StockBrokerShop         Dec 04 Barter ... 4018.06 o  Adve...        0.00       81,235.00
General Journal     3/16/2005   Barter...  StockGuru               Dec 04 Barter ... 4018.06 o  Adve...        0.00       81,235.00
General Journal     3/16/2005   Barter...  Value Rich              Dec 04 Barter ... 4018.06 o  Adve...        0.00       81,235.00
General Journal     3/16/2005   Barter...  Street Insider          Dec 04 Barter ... 4018.06 o  Adve...        0.00       81,235.00
General Journal     3/16/2005   Barter...  MACreport.net           Dec 04 Barter ... 4018.06 o  Adve...        0.00       81,235.00
General Journal     3/16/2005   Barter...  SFGate                  Dec 04 Barter ... 4018.06 o  Adve...        0.00       81,235.00
General Journal     3/16/2005   Barter...  Las Vegas Sun Inc.      Dec 04 Barter ... 4018.06 o  Adve...        0.00       81,235.00
General Journal     3/31/2005   Barter...  Hispanic Business       Mar 05 Barter ... 4018.06 o  Adve...      750.00       81,985.00
General Journal     3/31/2005   Barter...  Lawrence Jrnl           Mar 05 Barter ... 4018.06 o  Adve...      750.00       82,735.00
General Journal     3/31/2005   Barter...  News OK                 Mar 05 Barter ... 4018.06 o  Adve...      750.00       83,485.00
General Journal     3/31/2005   Barter...  CMP Managing Offs...    Mar 05 Barter ... 4018.06 o  Adve...      750.00       84,235.00
General Journal     3/31/2005   Barter...  PR Newswire             Mar 05 Barter ... 4018.06 o  Adve...      750.00       84,985.00


12:30 PM                                              Financial Content Services, Inc
12/22/05                                                      General Ledger
Accrual Basis                                               As of June 30, 2005

Page 3

Type                  Date       Num       Name                    Memo             Split                  Amount           Balance
----                  ----       ---       ----                    ----             -----                  ------           -------
General Journal     3/31/2005   Barter...  StockBrokerShop         MAr 05            4018.06 o  Adve...      500.00       85,485.00
General Journal     3/31/2005   Barter...  StockGuru               Mar 05 Barter ... 4018.06 o  Adve...    1,000.00       86,485.00
General Journal     3/31/2005   Barter...  Value Rich              Mar 05 Barter ... 4018.06 o  Adve...    1,500.00       87,985.00
General Journal     3/31/2005   Barter...  Street Insider          Mar 05 Barter ... 4018.06 o  Adve...    1,500.00       89,485.00
General Journal     3/31/2005   Barter...  MACreport.net           Mar 05 Barter ... 4018.06 o  Adve...    1,000.00       90,485.00
General Journal     3/31/2005   Barter...  SFGate                  Mar 05 Barter ... 4018.06 o  Adve...    2,000.00       92,485.00
General Journal     3/31/2005   Barter...  Las Vegas Sun Inc.      Mar 05 Barter ... 4018.06 o  Adve...      150.00       92,635.00
General Journal     3/31/2005   Barter...  360 Degree Solutions    Mar 05 Barter ... 4018.06 o  Adve...      495.00       93,130.00
General Journal     4/30/2005   Barter...  Hispanic Business       Feb 05 Barter ... 4018.06 o  Adve...      750.00       93,880.00
General Journal     4/30/2005   Barter...  Lawrence Jrnl           Feb 05 Barter ... 4018.06 o  Adve...      750.00       94,630.00
General Journal     4/30/2005   Barter...  News OK                 Feb 05 Barter ... 4018.06 o  Adve...      750.00       95,380.00
General Journal     4/30/2005   Barter...  CMP Managing Offs...    Feb 05 Barter ... 4018.06 o  Adve...      750.00       96,130.00
General Journal     4/30/2005   Barter...  PR Newswire             Feb 05 Barter ... 4018.06 o  Adve...      750.00       96,880.00
General Journal     4/30/2005   Barter...  StockBrokerShop         Feb 05            4018.06 o  Adve...      500.00       97,380.00
General Journal     4/30/2005   Barter...  StockGuru               Feb 05 Barter ... 4018.06 o  Adve...    1,000.00       98,380.00
General Journal     4/30/2005   Barter...  Value Rich              Feb 05 Barter ... 4018.06 o  Adve...    1,500.00       99,880.00
General Journal     4/30/2005   Barter...  Street Insider          Feb 05 Barter ... 4018.06 o  Adve...    1,500.00      101,380.00
General Journal     4/30/2005   Barter...  MACreport.net           Feb 05 Barter ... 4018.06 o  Adve...    1,000.00      102,380.00
General Journal     4/30/2005   Barter...  SFGate                  Feb 05 Barter ... 4018.06 o  Adve...    2,000.00      104,380.00
General Journal     4/30/2005   Barter...  Las Vegas Sun Inc.      Feb 05 Barter ... 4018.06 o  Adve...      150.00      104,530.00
General Journal     4/30/2005   Barter...  360 Degree Solutions    Feb 05 Barter ... 4018.06 o  Adve...      495.00      105,025.00
General Journal     5/31/2005   Barter...  Hispanic Business       Feb 05 Barter ... 4018.06 o  Adve...      750.00      105,775.00
General Journal     5/31/2005   Barter...  Lawrence Jrnl           Feb 05 Barter ... 4018.06 o  Adve...      750.00      106,525.00
General Journal     5/31/2005   Barter...  News OK                 Feb 05 Barter ... 4018.06 o  Adve...      750.00      107,275.00
General Journal     5/31/2005   Barter...  CMP Managing Offs...    Feb 05 Barter ... 4018.06 o  Adve...      750.00      108,025.00
General Journal     5/31/2005   Barter...  PR Newswire             Feb 05 Barter ... 4018.06 o  Adve...      750.00      108,775.00
General Journal     5/31/2005   Barter...  StockBrokerShop         Feb 05            4018.06 o  Adve...      500.00      109,275.00
General Journal     5/31/2005   Barter...  StockGuru               Feb 05 Barter ... 4018.06 o  Adve...    1,000.00      110,275.00
General Journal     5/31/2005   Barter...  Value Rich              Feb 05 Barter ... 4018.06 o  Adve...    1,500.00      111,775.00
General Journal     5/31/2005   Barter...  Street Insider          Feb 05 Barter ... 4018.06 o  Adve...    1,500.00      113,275.00
General Journal     5/31/2005   Barter...  MACreport.net           Feb 05 Barter ... 4018.06 o  Adve...    1,000.00      114,275.00
General Journal     5/31/2005   Barter...  SFGate                  Feb 05 Barter ... 4018.06 o  Adve...    2,000.00      116,275.00
General Journal     5/31/2005   Barter...  Las Vegas Sun Inc.      Feb 05 Barter ... 4018.06 o  Adve...      150.00      116,425.00
General Journal     5/31/2005   Barter...  360 Degree Solutions    Feb 05 Barter ... 4018.06 o  Adve...      495.00      116,920.00
General Journal     5/31/2005   Adv. B...  ExpressIR (smallcap...  Advertising Ba... 4018.06 o  Adve...      370.00      117,290.00
General Journal     5/31/2005   Adv. B...  Sacramento Union        Advertising Ba... 4018.06 o  Adve...      179.00      117,469.00
General Journal     6/30/2005   Barter...  Hispanic Business       Feb 05 Barter ... 4018.06 o  Adve...      750.00      118,219.00
General Journal     6/30/2005   Barter...  Lawrence Jrnl           Feb 05 Barter ... 4018.06 o  Adve...      750.00      118,969.00
General Journal     6/30/2005   Barter...  News OK                 Feb 05 Barter ... 4018.06 o  Adve...      750.00      119,719.00
General Journal     6/30/2005   Barter...  CMP Managing Offs...    Feb 05 Barter ... 4018.06 o  Adve...      750.00      120,469.00
General Journal     6/30/2005   Barter...  PR Newswire             Feb 05 Barter ... 4018.06 o  Adve...      750.00      121,219.00
General Journal     6/30/2005   Barter...  StockBrokerShop         Feb 05            4018.06 o  Adve...        0.00      121,219.00
General Journal     6/30/2005   Barter...  StockGuru               Feb 05 Barter ... 4018.06 o  Adve...    1,000.00      122,219.00
General Journal     6/30/2005   Barter...  Value Rich              Feb 05 Barter ... 4018.06 o  Adve...    1,500.00      123,719.00
General Journal     6/30/2005   Barter...  Street Insider          Feb 05 Barter ... 4018.06 o  Adve...    1,500.00      125,219.00
General Journal     6/30/2005   Barter...  MACreport.net           Feb 05 Barter ... 4018.06 o  Adve...    1,000.00      126,219.00
General Journal     6/30/2005   Barter...  SFGate                  Feb 05 Barter ... 4018.06 o  Adve...    2,000.00      128,219.00
General Journal     6/30/2005   Barter...  Las Vegas Sun Inc.      Feb 05 Barter ... 4018.06 o  Adve...      150.00      128,369.00
General Journal     6/30/2005   Barter...  360 Degree Solutions    Feb 05 Barter ... 4018.06 o  Adve...      495.00      128,864.00
General Journal     6/30/2005   Barter     ExpressIR (smallcap...  Barter Sales - ...4018.06 o  Adve...      370.00      129,234.00
General Journal     6/30/2005   Barter     Sacramento Union        Barter Sales - ...4018.06 o  Adve...      179.00      129,413.00
General Journal     6/30/2005   Barter     StockBrokerShop         Barter Sales - ...4018.06 o  Adve...      166.67      129,579.67
General Journal     6/30/2005   Berg J...  Correctly state...                        4018.06 o  Adve...      750.00      130,329.67
Total 6315.06 o  Advertising                                                                             130,329.67      130,329.67

TOTAL                                                                                                          0.00            0.00